Recon Reports Fiscal Year 2013 Financial Results

BEIJING, September 30, 2013 /PRNewswire-Asia/ — Recon Technology, Ltd (Nasdaq: RCON), an oilfield services provider that operates primarily in the People’s Republic of China (the “Company”), today announced increasing revenues and a generally improving operations in the fiscal year ended June 30, 2013.

Fiscal Year 2013 Highlights

⋅	Total revenues increased by RMB 1.04 million or 1.4% in FY2013 to RMB 76.59 million ($12.38 million), due to continued development of our horizontal fracturing business.

⋅	Gross profits increased 3.2% in FY2013 to RMB 25.05 million ($4.05 million).

⋅	Gross margin improved to 32.71% as compared to 32.13% in FY 2012.

⋅	Income before income taxes showed strong improvement from a loss of RMB 3.73 million to income of RMB 906 thousand ($146 thousand).

⋅	Comprehensive net income attributable to Recon in FY 2013 was approximately RMB 37 thousand ($6 thousand), an improvement of 99.03% compared to net loss attributable to Recon of RMB 3.82 million ($617 thousand) for FY 2012.

⋅	Diluted Earning per Share attributable to Recon for FY 2013 was RMB 0.01 ($0.002), compared to diluted losses per share of RMB 0.97 in FY 2012.

⋅	Adjust EBITDA in FY 2013 was RMB 4.70 million ($760 thousand), showing a substantial improvement of 518.3% over FY 2012.

Mr. Yin Shenping, CEO of Recon, noted, “Our goal this year has been to grow into an integrator of oil field and oil well services. We have built on our particular strength in fracturing services in 2013 and plan to leverage our relationships with customers who use our fractured products to build into a full-service provider for our industry. Moving forward, we plan to develop our service offerings in the different stages of the process, from exploration to production of wells.”

Mr. Yin continued, “We will also expand our business into the shale gas and mine gas industries based on our final strategy, which is to be leading integrator of oilfield service and products with advanced technology. We recognize the potential market share available in China’s domestic gas industry. We believe that our products are applicable not just to this industry, but also to complementary industries in China and abroad. We expect that our investment of time and effort in research and development of automation products will benefit us not only in our current industry but also in these complementary industries moving forward.”

“In addition, we recently acquired a 32.33% interest of a US based oil and gas company in June 2013. We believe this investment will serve as a solid basis from which we will continue to strengthen a general mutual trust and understanding of these various global markets which will result in providing our company with an opportunity to explore exporting our services and products to the US and other markets.”.

Fiscal Year 2013 Results

Total revenues for the year ended June 30, 2013 were approximately RMB 76.6 million ($12.4 million), an increase of approximately RMB1.0 million or 1.4% from RMB75.5 million for the year ended June 30, 2012. This increased was mainly driven by development of our fracturing service business.

Gross profit increased to approximately RMB25.1 million ($4 million) for the year ended June 30, 2013 from approximately RMB24.3 million for the year ended June 30, 2012. Our gross profit as a percentage of revenue increased to 32.7% for the year ended June 30, 2013 from 32.1% for the same period in FY2012.

Selling and distribution expenses increased by 21.2%, from approximately RMB5.1 million for the year ended June 30, 2012 to approximately RMB6.1 million ($1 million) for the same period of FY2013. This increase was primarily due to the increased expenses related to shipping, traveling and maintenance expenses.

General and administrative expenses decreased by 33.4%, or approximately RMB5.6 million ($0.9 million), from approximately RMB16.5 million in the year ended June 30, 2012 to approximately RMB11.0 million ($1.8 million) as related to the same period in FY2013. General and administrative expenses were 21.8% of total revenues in 2012 and 14.3% of total revenues in FY2013.

Research and development expenses increased by 35.8%, from approximately RMB6.3 million for the year ended June 30, 2012 to approximately RMB8.5 million ($1.4 million) for the same period of 2013. This increase was primarily due to the increases in R&D expenditures on our furnaces and fracturing services.

Loss from operations was approximately RMB0.6 million ($0.1 million) for the year ended June 30, 2013, compared to a loss of approximately RMB3.5 million for the same period in FY2012. This decrease in loss from operations is attributed primarily to the increases in general revenue and decrease in our general and administrative expenses.

Net income attributable to ordinary shareholders was RMB39,698 ($6,415) for the year ended June 30, 2013, an improvement of approximately RMB4 million ($0.6 million) from net loss attributable to ordinary shareholders of approximately RMB3.8 million for same period in FY2012.

Adjusted EBITDA improved by approximately RMB5.8 million ($1 million) to approximately RMB4.7 million ($0.8 million) for the year ended June 30, 2013 compared to loss of approximately RMB1.1 million for the same period in 2012 as a result of increased revenues and lower operating expenses. Compared to net income attributable to ordinary shareholders, we believe this EBITDA value more accurately reflects our operations.

As of June 30, 2013, cash and cash equivalents was RMB12.4 million ($2 million). Except for RMB6.07 million ($0.98 million) of short-term borrowings and RMB10 million ($1.6 million) short-term bank loan, there were no other financing activities and contingent liabilities.

Net cash provided by operating activities was approximately RMB24.8 million ($4 million) for the year ended June 30, 2013. This was an increase of approximately RMB46.5 million ($7.5 million) compared to net cash used in operating activities of approximately RMB21.7 million for year ended June 30, 2012. This increase was mainly due to the fact that we earned net profit in fiscal 2013 while we experienced net losses in fiscal 2012.

Net cash used in investing activities was approximately RMB2.1 million ($0.3 million) for the year ended June 30, 2013, an increase of RMB1.3 million ($0.2 million) from RMB0.8 million for the same period of 2012. The increase in net cash used in investing activities was mainly due to an approximately RMB1.5 million increase in long-term investment for a 32.2% equity investment in a U.S. oil and natural gas company offset by RMB0.2 million increase in proceeds from disposal of fixed assets and a decrease of approximately RMB86,000 in purchase of property and equipment.

Net cash used in financing activities amounted to approximately RMB14.2 million ($2.3 million) for the year ended June 30, 2013, compared to cash flows provided by financing activities of approximately RMB22.7 million for the year ended June 30, 2012. During the year ended June 30, 2013, we repaid RMB23 million ($3.7 million) in commercial bank loans and received RMB10 million ($1.6 million) in loans from two banks, which were guaranteed by one of our shareholders.

About Recon Technology, Ltd.

Recon Technology, Ltd. is a non-state-owned oil field service company in China. The company has been providing software, equipment and services designed to increase the efficiency and automation in oil and gas exploration, extraction, production and refinery for Chinese oil and gas fields for more than 10 years. More information may be found at  http://www.recon.cn  or via e-mail at info@recon.cn.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Investor Contact:
Recon Technology, Ltd.
Tel: +86-10-8494-5799